Exhibit 99.1

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS BERMUDA AND ChipMOS TAIWAN AGREE TO MERGE; ChipMOS BERMUDA HOLDERS TO RECEIVE US$19.77 IN CASH AND STOCK FOR EACH ChipMOS BERMUDA COMMON SHARE

Hsinchu, Taiwan January 21, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that both the Board of Directors of the Company and the Board of Directors of its 58.3% owned subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”, Taiwan Stock Exchange: 8150) have approved the merger of ChipMOS with and into ChipMOS Taiwan, with ChipMOS Taiwan becoming the surviving company. Under the agreement, ChipMOS shareholders will receive US$3.71 in cash, without interest, and 0.9355 American Depository Shares (“ADS”) representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each ChipMOS common share of par value US$0.04 currently held. This would represent US$19.77 in total consideration as of January 20, 2016 and a premium of 14.7% based on the average closing prices of ChipMOS and ChipMOS Taiwan on the Nasdaq and the Taiwan Stock Exchange for the 3 trading days ending January 20, 2016 and an exchange rate of NT$33.785 to US$1.0. The merger is consistent with the ongoing efforts to simplify and streamline the group structure, reduce operating costs in order to enhance operation efficiency, and achieve a more efficient tax structure. ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of the new ADSs on the NASDAQ, and the issuance of approximately 510,595 thousand common shares which will be represented by the new ADSs to be issued as part of the consideration for the merger with ChipMOS.

On closing of the merger, all common shares of ChipMOS and shares of ChipMOS Taiwan currently held by ChipMOS will be cancelled.

ChipMOS and ChipMOS Taiwan executed the agreement and plan of merger after the respective meetings of their Boards of Directors. The listing of the new ADSs and the merger are subject to customary closing conditions, including shareholders’ approvals from ChipMOS and ChipMOS Taiwan, and approvals from appropriate governmental authorities and regulators and the applicable provisions of the Companies Act (1981) of Bermuda (as amended), the ROC Business Merger and Acquisitions Act, as amended and other applicable laws, if any. The merger is currently expected to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which will be outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan will file with the U.S. Securities and Exchange Commission (the “U.S. SEC”).

Ownership Structure:

Note: * SPIL ownership in ChipMOS Taiwan post merger is 17.6% aggregately, including 15.0% in common shares and 2.6% via ADSs.

Well Fargo Securities, LLC is acting as financial advisor to the special committee of ChipMOS. Cooley LLP is serving as legal counsel to the special committee of ChipMOS. K&L Gates LLP, Appleby Global Group Services Limited, and Johnson and Partners are serving as U.S., Bermuda and Taiwan corporate counsels to ChipMOS, respectively.

Credit Suisse (Hong Kong) Limited is acting as financial adviser to ChipMOS Taiwan. Davis Polk & Wardwell is serving as U.S. counsel, Lee and Li is serving as Taiwan counsel, and Conyers Dill & Pearman is serving as Bermuda counsel to ChipMOS Taiwan.

“The proposed corporate restructuring is an important milestone for us,” said S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS and ChipMOS Taiwan. “The completion of the merger will allow us to more efficiently operate as a singular entity and brand, placing ChipMOS in an even stronger position for future growth and development.”

This press release is not an offering of securities for sale in any jurisdiction:

ChipMOS Taiwan will file a registration statement on Form F-4 with the U.S. SEC in connection with the merger. The Form F-4 will contain a prospectus, proxy statement for the merger and other documents. In addition, certain participants in the merger will prepare and file with the U.S. SEC a Schedule 13E-3 transaction statement. These documents will contain important information about ChipMOS Taiwan and ChipMOS, the merger and related matters, including the terms and conditions of the transaction. Shareholders of ChipMOS are urged to carefully read these documents, as they may be amended from time to time, before making any decision with respect to the merger. The Form F-4, prospectus, proxy statement, Schedule 13E-3 and all other documents filed with the U.S. SEC in connection with the merger will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov and in the SEC section of the ChipMOS Investor Relations website at www.chipmos.com. In addition, these documents will be made available, free of charge, to shareholders of ChipMOS who make a written request to irene_tsai@chipmos.com.

ChipMOS Taiwan, ChipMOS and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies and the interests of such potential participants will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when filed with the SEC and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the merger proceed.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange: 8150), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS Taiwan is a leader in Taiwan’s IC packaging and testing industry and has one of the world’s largest LCD driver capacity footprints for packaging and testing. For more details, please refer to ChipMOS Taiwan’s website http://www.chipmos.com.tw.

Forward-Looking Statements:

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS TW may file with the U.S. SEC.